Monarch Bay Securities LLC

898 N. Sepulveda Blvd. Suite 475

El Segundo, CA 90245

August 12, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FOTV Media Networks Inc. Registration Statement on Form S-1 (the “Registration Statement”)
(SEC File No. 333-212396)

Ladies and Gentleman:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, the representative of the several underwriters (the “Representative”), hereby joins in the request of FOTV Media Networks Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 3:00 p.m. Eastern Time on Friday, August 12, 2016, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that during the period from August 5, 2016 to the date of this letter, the preliminary prospectus, dated August 4, 2016 in connection with the Registration Statement was distributed approximately as follows:

Copies to underwriters:	1
Copies to prospective dealers:	1

Total	2

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

The Representative confirms on behalf of itself and the several underwriters that they have complied with and will continue to comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

Monarch Bay Securities LLC

As Representative

/s/ Keith Moore

By: Keith Moore

Title: Chief Executive Officer